Exhibit 99.1

BAYTEX RELEASES 2020 ESG REPORT AND APPOINTS CHIEF OPERATING AND SUSTAINABILITY OFFICER

CALGARY, ALBERTA (July 28, 2021) – Baytex Energy Corp. (TSX: BTE) today released its 2020 Environment, Social and Governance (“ESG”) Report, which demonstrates our commitment to transparency and accountability, and shows our progress in managing the environmental and social impacts of our business. The report is available on the Baytex website at www.baytexenergy.com.

“We are proud to share Baytex’s fifth biennial ESG report, formerly called our Corporate Sustainability Report. While the name has changed, we remain committed to developing responsible energy for the future while providing balanced and transparent disclosure of our non-financial performance. We know that our ESG efforts are essential to our long-term viability and relevance. As we see it, sustainability is not a destination - it is a way of working and taking on the next challenge. This culture of improvement and commitment is demonstrated through setting new expectations and targets to position us for the future,” commented Ed LaFehr, President and Chief Executive Officer. “To further these efforts, I am pleased to announce that we have appointed Chad Lundberg as our Chief Operating and Sustainability Officer,” he added.

Highlights

•Reduced our corporate GHG intensity by 46% from our 2018 baseline, exceeding our 30% target.
•Reduced our annual reportable spill volumes by 59% in the past five years.
•Reduced our recordable injury rate by 25% in the past five years.
•Established a 2020 fresh water use baseline.
•Initiated our emergency response protocols to address the pandemic and protect the safety of our people.
•Provided Indigenous awareness training for our executive team, senior leaders, and other employees who work with Indigenous communities.
•Signed an economic development agreement with the Peavine Métis Settlement in January 2020.
•Spent more than $22 million with Indigenous suppliers during 2019 and 2020.
•Completed a period of significant Board renewal to ensure independence and to increase diversity, with 25% women Board members today.
•Realigned our pay-for-performance to reflect additional financial and sustainability metrics that will drive the long-term success of our company.
•Expanded the mandate of the Reserves Committee of the Board to include sustainability matters, renaming it the Reserves and Sustainability Committee.
•Established our Environmental Sustainability Team, a cross-functional group that plays a key role in enhancing our environmental performance, managing regulatory change, and improving our reporting.

Our 2020 ESG performance disclosure is guided by three reporting frameworks: the Sustainability Accounting Standards Board (SASB), the Global Reporting Initiative (GRI) and the Task Force on Climate-related Financial Disclosures (TCFD).

New Targets

We are committed to enhancing our culture of sustainability to move closer to our vision of being a leader in ESG. As we plan for the future, we have set the bar higher by setting new environmental and social goals.

•GHG intensity reduction of 65% by 2025
•Reduce inactive well count to zero by 2040

Having surpassed our first GHG target, we want to further decarbonize our operations and have committed to reduce our GHG intensity by 65% by 2025, from our 2018 baseline. Additionally, to shrink the environmental footprint of our operations, we have set a bold new target to reduce our inactive well count of 4,500 wells to zero by 2040. We are also evaluating and testing methods to reduce our fresh water intensity. Through continued employee engagement, we are enhancing our understanding of workplace diversity to set us up for an even stronger workforce in the future.

We believe these targets and initiatives will enhance our long-term sustainability.

Executive Appointment

We have appointed Mr. Chad Lundberg to Chief Operating and Sustainability Officer to lead our sustainability efforts and to reinforce Baytex’s commitment to developing responsible energy for the future. He will retain his existing responsibilities as head of the Light Oil business, and will spend more time explicitly linking our sustainability priorities and efforts to our capital allocation and strategic planning processes. We have an outstanding environmental sustainability team within the company, which will now have executive sponsorship and clear linkage to the Reserves and Sustainability Committee of our Board of Directors - which has oversight for sustainability matters at Baytex. Mr. Lundberg has 20 years of experience and joined Baytex on August 22, 2018 as Vice President, Viking Business Unit.

Advisory Regarding Forward-Looking Statements

In the interest of providing Baytex’s shareholders and potential investors with information regarding Baytex, including management’s assessment of Baytex’s future plans and operations, certain statements in this press release are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "initiative", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance. The forward-looking statements contained in this press release speak only as of the date thereof and are expressly qualified by this cautionary statement.

Specifically, this press release contains forward-looking statements relating to but not limited to: our business strategies, plans and objectives; our commitment to developing responsible energy for the future; that our pay-for-performance metrics will drive long-term success; our new targets to reduce our GHG emissions intensity reduction by 2025 and reduce our inactive well count by 2040; our initiative to evaluate and test methods to reduce our fresh water intensity; our plan to enhance our understanding of workplace diversity to set us up for a stronger workforce in the future; and that these targets and initiatives will enhance our long-term sustainability.

The forward-looking statements contained in this news release and Baytex's 2020 ESG Report reflect several material factors, expectations and assumptions which Baytex believes are reasonable, but no assurance can be given that these factors, expectations and assumptions will prove to be correct. Developing forward-looking statements involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Baytex and others that apply to the industry generally. The assumptions on which the forward-looking statements are based and the risk factors and uncertainties that could cause our actual results to differ materially are discussed under “Forward-Looking Statements” in the Management’s Discussion and Analysis contained in our most Interim Report and for a full discussion of our material risk factors, see “Risk Factors” in our Annual Information Form or Form 40-F for our most recently completed financial year, both are available at www.baytexenergy.com. Readers should also refer to the risk factors described in other documents we file from time to time with securities regulatory authorities, which are available at www.sedar.com, www.sec.gov and www.baytexenergy.com.

The forward-looking statements contained in this document speak only as of the date of this document and are expressly qualified by this cautionary statement. There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

Baytex Energy Corp.

Baytex Energy Corp. is an oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Approximately 81% of Baytex’s production is weighted toward crude oil and natural gas liquids. Baytex’s common shares trade on the Toronto Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Vice President, Capital Markets

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com